EXHIBIT 99.2

FORM OF NOMINEE INDEMNIFICATION AGREEMENT

JDS1, LLC

2200 Fletcher Avenue, Suite 501

Fort Lee, New Jersey 07024

March _, 2022

[Nominee Name]

[Nominee Address]

Re:	Indemnification for Serving as a Nominee for Election to the Board of Directors of Catalyst Biosciences, Inc.

Dear [Nominee]:

Thank you for agreeing to serve as a nominee for election to the Board of Directors of Catalyst Biosciences, Inc., a Delaware corporation (the “Company”), in connection with the proxy solicitation that JDS1, LLC, a Delaware limited liability company (the “Indemnifying Party”), is considering undertaking to nominate and elect directors, and present other business, at the Company’s 2022 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Solicitation”). Your outstanding qualifications, we believe, will prove a valuable asset to the Company and all of its stockholders. This letter will set forth the terms of our agreement.

The Indemnifying Party agrees to indemnify and hold you harmless against any and all claims of any nature arising from the Solicitation and any related transactions, irrespective of the outcome; provided, however, that you will not be entitled to indemnification for claims arising from your gross negligence, willful misconduct, intentional and material violations of law, criminal actions, intentionally providing the Indemnifying Party, the Company, or any of their respective affiliates with false and/or misleading information (including false and/or misleading information on any questionnaire or other document you are requested to complete by the Company, the Indemnifying Party, or any of their respective affiliates), or any material breach of the terms of this letter agreement; provided, further, that except for acts in connection with the Solicitation and any related transactions which occurred prior to your election as a director of the Company, the indemnification and other obligations hereunder shall terminate upon your becoming a director of the Company. This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys’ fees, and any and all reasonable costs and expenses incurred in investigating, preparing for or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the Solicitation and any related transactions (each, a “Loss”).

In the event of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give the Indemnifying Party prompt written notice of such claim or Loss (provided that failure to promptly notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability which it may have on account of this letter agreement, except to the extent the Indemnifying Party shall have been materially prejudiced by such failure). Upon receipt of such written notice, the Indemnifying Party will provide you with counsel to represent you. Such counsel shall be reasonably acceptable to you. In addition, you will be reimbursed promptly for all Losses suffered by you and as incurred as provided herein.

The Indemnifying Party may not enter into any settlement of any Loss or claim without your consent unless such settlement includes a release of you from any and all liability in respect of such Loss or claim and does not require you to admit to any violation of any law, order or regulation. Notwithstanding anything to the contrary set forth in this letter agreement, the Indemnifying Party shall not be responsible for any fees, costs or expenses of separate legal counsel retained by you without the Indemnifying Party’s prior written approval. In addition, you agree not to enter into any settlement of any Loss or claim without the written consent of the Indemnifying Party, which consent will not be unreasonably withheld.

You hereby agree to keep confidential and not disclose to any party, without the consent of the Indemnifying Party, any confidential, proprietary or non-public information (collectively, “Information”) of the Indemnifying Party, its affiliates or any other party to that certain Group Agreement with respect to the Solicitation which you have heretofore obtained or may obtain in connection with your service as a nominee hereunder. Notwithstanding the foregoing, Information shall not include any information that is publicly disclosed by the Indemnifying Party, its affiliates or any other party to that certain Group Agreement with respect to the Solicitation or any information that you can demonstrate is now, or hereafter becomes, through no act or failure to act on your part, otherwise generally known to the public.

Notwithstanding the foregoing, if you are required by applicable law, rule, regulation, or legal process to disclose any Information you may do so provided that you first promptly notify the Indemnifying Party so that the Indemnifying Party may seek a protective order or other appropriate remedy or, in the Indemnifying Party’s sole discretion, waive compliance with the terms of this letter agreement. In the event that no such protective order or other remedy is obtained or the Indemnifying Party do not waive compliance with the terms of this letter agreement, you may consult with counsel at the cost of the Indemnifying Party and you may furnish only that portion of the Information which you are advised by counsel is legally required to be so disclosed and you will request that the party(ies) receiving such Information maintain it as confidential.

All Information, all copies thereof, and any studies, notes, records, analysis, compilations, or other documents prepared by you containing such Information, shall be and remain the property of the Indemnifying Party and, upon request of a representative of the Indemnifying Party, all such information shall be returned or, at the Indemnifying Party’s option, destroyed by you, with such destruction confirmed by you to the Indemnifying Party in writing.

This letter agreement shall be governed by the laws of the State of New York, without regard to the principles of the conflicts of laws thereof or of any other jurisdiction.

This letter agreement may be executed in counterparts, each of which shall be deemed to be an original, and all of which, taken together, shall constitute one and the same instrument.

Very truly yours,

JDS1, LLC

By: /s/ Julian D. Singer

Name: Julian D. Singer

Title: Managing Member

ACCEPTED AND AGREED:

__________________________________

[Nominee]